UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Shares, par value $0.0001

(Title of Class of Securities)

043635101

(CUSIP Number)

Einar Glomnes
Norsk Hydro ASA
Drammensveien 260
N-0240 Oslo, Norway
+47 (0) 2253 8100
(Name, Address and Telephone Number of Person Authorized
 to Receive Notices and Communications)

with a copy to:
Sean J. Skiffington
Shearman & Sterling LLP
Broadgate West, 9 Appold Street
London EC2A 2AP, United Kingdom
+44 (0) 20 7655 5732

September 29, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 043635101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro ASA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,953,755 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,953,755 (see Items 3 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,953,755 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 043635101

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Norsk Hydro Produksjon AS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Kingdom of Norway
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 10,953,755 (see Items 3 and 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 10,953,755 (see Items 3 and 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,953,755 (see Items 3 and 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 44.1% (see Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) CO

Item 1.	Security and Issuer.

This Amendment No. 7 to Schedule 13D amends the statement on Schedule 13D originally filed by Norsk Hydro ASA (“Norsk Hydro”) and Norsk Hydro Produksjon AS (“Produksjon”) on March 13, 2007 and amended on June 18, 2007, August 17, 2007, October 15, 2007, March 14, 2008, March 28, 2008 and October 9, 2008 (as amended, the “Schedule 13D”) with the Securities and Exchange Commission (the “SEC”), relating to the common shares, par value $0.0001 per share (the “Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Company”).

Item 2.	Identity and Background.

Item 2 of this Schedule 13D is hereby amended by replacing the fourth paragraph thereof with the following:

“The name, business address, present principal occupation or employment and citizenship of each of the executive officers and directors of Norsk Hydro and Produksjon are set forth in Schedule A hereto and are incorporated by reference herein.”

Item 5.	Interest in Securities of the Issuer.

Item 5 of this Schedule 13D is hereby amended and restated in its entirety to read as follows:

The responses of Norsk Hydro and Produksjon to Rows (7) through (13) of the cover pages of this Schedule 13D and the information set forth in Item 3 are hereby incorporated by reference in this Item 5.

Pursuant to the Securities Purchase Agreement, on the First Closing, Produksjon acquired 1,600,000 Shares, representing 23.0% of the Company’s outstanding Shares as of the date of the First Closing.  Each of Norsk Hydro and Produksjon is deemed to beneficially own these 1,600,000 Shares.

 On the Initial Warrants Closing, Produksjon acquired (i) 934,462 Shares, which, together with the 1,600,000 Shares owned by Produksjon, represented 23.0% of the Company’s outstanding Shares as of the date of the Initial Warrants Closing and (ii) 1,965,690 Class B Warrants.

On the March 28 Closing, Produksjon acquired 2,341,897 Shares and 1,689,905 Class B Warrants.

On the October 8 Closing, Produksjon acquired 2,421,801 Shares.

In aggregate, Produksjon therefore holds 7,298,160 Shares and 3,655,595 Class B Warrants.  Because the Class B Warrants held by Produksjon are exercisable within 60 days, Produksjon is deemed to own the 3,655,595 Shares underlying these 3,655,595 Class B Warrants by applicable SEC rules.  Therefore, each of Norsk Hydro and Produksjon beneficially own, as of the date hereof, 10,953,755 Shares, which represents 44.1% of the Company’s issued and outstanding Shares.

The percentage of the class of securities identified pursuant to Item 1 beneficially owned by each of Norsk Hydro and Produksjon is based on 21,157,261 Shares outstanding as of September 23, 2009, as provided by the Company, and an additional 3,655,595 Shares issuable to Produksjon upon exercise of the Class B Warrants it holds, for an aggregate of 24,812,856 Shares currently issued and outstanding.

In addition, the Shares deemed beneficially owned by each of Norsk Hydro and Produksjon with respect to which such person (i) has sole voting power, (ii) shares voting power, (iii) has sole dispositive power and (iv) shares dispositive power are listed in the responses to Items 7, 8, 9 and 10, respectively, of the cover page of this Schedule 13D relating to such person.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, beneficially owns any Shares or has the right to acquire any Shares.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the Shares that they may be deemed to beneficially own.

Except as disclosed in this Schedule 13D, neither Norsk Hydro nor Produksjon nor, to the best of their knowledge, any of the persons listed in Schedule A hereto, has effected any transaction in the Shares during the past 60 days.

To the best knowledge of Norsk Hydro and Produksjon, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares beneficially owned by Norsk Hydro and Produksjon.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

 Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following text after the third paragraph of Item 6:

“On September 29, 2009, Produksjon and the Company entered into a Securities Purchase Agreement (the “Second Securities Purchase Agreement”), a copy of which is attached as Exhibit G hereto.  The description of the Second Securities Purchase Agreement contained herein is qualified in its entirety by reference to Exhibit G, which is incorporated herein by reference.  Pursuant to the Second Securities Purchase Agreement, the Company agreed to issue to Produksjon, and Produksjon agreed to purchase, accept and acquire from the Company such number of Shares as is determined by dividing $5,000,000 by the price per Share for which Shares are sold in the anticipated underwritten public offering of the Company pursuant to an effective shelf registration statement on file with the SEC (the “Public Offering”).  The acquisition of Shares by Produksjon pursuant to the Second Securities Purchase Agreement is conditional on the Public Offering having been completed and will close, if at all, concurrently with the Public Offering.  The Second Securities Purchase Agreement may be terminated by Produksjon if the Public Offering has not been completed by October 31, 2009.  Produksjon expects that the funds for the subscription price for the Shares to be acquired pursuant to the Second Securities Purchase Agreement will be obtained by Produksjon from its working capital.”

Item 7.	Materials to be Filed as Exhibits.

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro ASA and Norsk Hydro Produksjon AS

G	Securities Purchase Agreement, dated September 29, 2009, between Norsk Hydro Produksjon AS and Ascent Solar Technologies, Inc.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:

September 29, 2009	NORSK HYDRO ASA

/s/ Odd Ivar Biller
	Name:	Odd Ivar Biller
	Title:	Executive Vice President

NORSK HYDRO PRODUKSJON AS

/s/ Einar Riddervold
Name:	Einar Riddervold
Title:	Director

SCHEDULE A

Norsk Hydro ASA
Directors and Executive Officers

Present Principal
Name	Occupation	Business Address	Citizenship
Directors

Terje Vareberg	Chief Executive Officer	Sparebank 1 SR Bank	Norwegian
Bjergsted Terrasse 1,
N-4066 Stavanger
Norway

Grete Faremo	Corporate Director	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Finn Jebsen	Corporate Director	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Heidi M. Petersen	Corporate Director	Norsk Hydro ASA Drammensveien 260, N-0283 Oslo Norway	Norwegian

Bente Rathe	Corporate Director	Norsk Hydro ASA Drammensveien 260, N-0283 Oslo Norway	Norwegian

Inge K. Hansen	Corporate Director	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Billy Fredagsvik	Union Official	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Sten Roar Martinsen	Union Official	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Jørn B. Lilleby	Union Official	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Executive Officers

Svein Richard Brandtzæg	President and Chief Executive Officer	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Jørgen C. Arentz Rostrup	Executive Vice President and	Norsk Hydro ASA	Norwegian
	Chief Financial Officer	Drammensveien 260,
N-0283 Oslo
Norway

Hilde Merete Aasheim	Executive Vice President	Norsk Hydro ASA	Norwegian
	Primary Metal	Drammensveien 260,
N-0283 Oslo
Norway

Kjetil Ebbesberg	Executive Vice President	Norsk Hydro ASA	Norwegian
	Metal Markets	Drammensveien 260,
N-0283 Oslo
Norway

Oliver Bell	Executive Vice President	Norsk Hydro ASA	German
	Rolled Products	Drammensveien 260,
N-0283 Oslo
Norway

Johnny Undeli	Executive Vice President	Norsk Hydro ASA	Norwegian
	Extruded Products	Drammensveien 260,
N-0283 Oslo
Norway

Ola Sæter	Executive Vice President	Norsk Hydro ASA	Norwegian
	Energy	Drammensveien 260,
N-0283 Oslo
Norway

Tom Røtjer	Executive Vice President	Norsk Hydro ASA	Norwegian
	Projects	Drammensveien 260,
N-0283 Oslo
Norway

Arvid Moss	Executive Vice President	Norsk Hydro ASA	Norwegian
	Corporate Strategy and Business Development	Drammensveien 260,
N-0283 Oslo
Norway

Odd Ivar Biller	Executive Vice President	Norsk Hydro ASA	Norwegian
	Legal Affairs and CSR	Drammensveien 260,
N-0283 Oslo
Norway

Anne Harris	Executive Vice President	Norsk Hydro ASA	Norwegian
	HR and Organizational Development	Drammensveien 260
N-0283 Oslo
Norway

Norsk Hydro Produksjon AS
Directors and Executive Officers

Name	Present Principal Occupation	Business Address	Citizenship
Directors

Ola Sæter	Executive Vice President, Energy	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Morten Halleraker	Senior Vice President, Energy	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Einar Leif Riddervold	Legal Counsel, Legal Department	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

Executive Officers

Trond Olaf Christophersen	Managing Director and Vice President	Norsk Hydro ASA	Norwegian
Drammensveien 260,
N-0283 Oslo
Norway

EXHIBIT INDEX

Exhibit No.	Description

A	Joint Filing Agreement, dated March 22, 2007, between Norsk Hydro ASA and Norsk Hydro Produksjon AS

G	Securities Purchase Agreement, dated September 29, 2009, between Norsk Hydro Produksjon AS and Ascent Solar Technologies, Inc.